UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )

                               PVC CONTAINER CORP.
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                                (Name of issuer)

                     Common Stock, par value $.01 per share
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                         (Title of class of securities)

                                    693651101
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                                 (CUSIP number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                    505 Park Avenue, New York, New York 10022
                                 (212) 753-7200
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 31, 2000
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.693651101                        13D       Page 2 of 6
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1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Lionheart Group, Inc.
            13-3790-376
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2.                                                                    (a) / /
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b) /x/
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS*

                   WC
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
          PURSUANT TO ITEM 2(d) OR 2(e)

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
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                        7.     SOLE VOTING POWER
NUMBER OF                            608,100
SHARES                ----------------------------------------------------------
BENEFICIALLY
OWNED BY                8.     SHARED VOTING POWER
EACH                                 0
REPORTING             ----------------------------------------------------------
PERSON                  9.     SOLE DISPOSITIVE POWER
WITH                                 608,100
                      ----------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                     0
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                        608,100
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       / /
          CERTAIN SHARES*
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            8.63%
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14.       TYPE OF REPORTING PERSON*
                            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.693651101                        13D       Page 3 of 6
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1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Charles Duncan Soukup
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2.                                                                    (a) / /
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b) /X/
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS*

                   PF
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
          PURSUANT TO ITEM 2(d) OR 2(e)
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United Kingdom
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                        7.   SOLE VOTING POWER
NUMBER OF                          7,000
SHARES             -------------------------------------------------------------
BENEFICIALLY            8.   SHARED VOTING POWER
OWNED BY                             0
EACH               -------------------------------------------------------------
REPORTING               9.   SOLE DISPOSITIVE POWER
PERSON                             7,000
WITH               -------------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
                                     0
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                    7,000
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       / /
          CERTAIN SHARES*
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.10%
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14.       TYPE OF REPORTING PERSON*
                    IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.693651101                        13D       Page 4 of 6
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                            STATEMENT ON SCHEDULE 13D

         The following constitutes Amendment No. 4 to the Schedule 13D filed by Lionheart Group, Inc. ("Lionheart") and Charles Duncan Soukup. The Schedule 13D, as amended, filed by Lionheart and Mr. Soukup is collectively referred to as "Schedule 13D." Except as specifically amended by this Amendment No. 4, the
Schedule 13D remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

         The aggregate purchase price of the 608,100 shares of Common Stock beneficially held by Lionheart is $3,408,926. All of the shares of Common Stock beneficially held by Lionheart were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased. The aggregate purchase price of the 7,000 shares of Common Stock beneficially held by Mr. Soukup is $34,580. All of the shares of Common Stock beneficially held by Mr. Soukup were purchased through his IRA accounts whose investments decisions are controlled by him.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a), (b) and (c) are amended as follows:

         Item 5(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 7,044,655 shares of Common Stock outstanding as of March 31, 2000 as reported in the Issuer's Quarterly Report for the quarter ended March 31, 2000 on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2000.

                  As of the close of business on May 31, 2000, Lionheart beneficially owns 608,100 shares of Common Stock, constituting approximately 8.63% of the shares of Common Stock outstanding and Charles Duncan Soukup beneficially owns 7,000 shares of Common Stock constituting approximately 0.10% of the shares of Common Stock outstanding.

         Item 5(b) Lionheart has sole voting and dispositive power with respect to 608,100 shares of Common Stock. Mr. Soukup has sole and dispositive power with respect to 7,000 shares of Common Stock.

         Item 5(c)   Transactions in the Past 60 Days.

         In the 60 days prior to the date of the filing of this Statement, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:


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CUSIP No.693651101                        13D       Page 5 of 6
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                               Buy or     No. of      Price
Date         Filing Party      Sell       Shares      (US$)
----         ------------      ----       ------      -----

4/7/00       Lionheart          Buy         9,000     4.75
4/17/00      Lionheart          Buy        10,000     4.56
4/18/00      Lionheart          Buy         8,400     4.38
5/16/00      Lionheart          Buy         5,000     4.00
5/25/00      Lionheart          Buy         7,200     4.05
5/31/00      Lionheart          Buy        32,000     4.06

         The above transactions were effected in the open market.


           [The remainder of this page was intentionally left blank.]



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CUSIP No.693651101                        13D       Page 6 of 6
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After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 5, 2000

                                       LIONHEART GROUP, INC.



                                       By: /s/ C. Duncan Soukup
                                           ------------------------
                                       Name: C. Duncan Soukup
                                       Title:   President

                                       Executed  on  behalf of the
                                       parties hereto  pursuant to
                                       the Joint Filing  Agreement
                                       filed herewith.